Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-262909 on Form S-8 and in Registration Statement No. 333-270684 on Form S-3 of our report dated May 19, 2023 (which report includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), with respect to the consolidated financial statements of Hillstream BioPharma, Inc. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, included in this Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ Mayer Hoffman McCann P.C.

Los Angeles, California
May 19, 2023